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                                                                     EXHIBIT 8.2

                         [LETTERHEAD OF COOLEY GODWARD]

September 10, 1996

Dataworks Corporation
5910 Pacific Center Blvd., Suite 300
San Diego, CA  92121

Dear Sir or Madam:

We have acted as counsel to Dataworks Corporation, a California corporation ("Dataworks") in connection with the Agreement and Plan of Merger and Reorganization dated August 16, 1996 by and among DCD Corporation, a Minnesota corporation ("DCD"), Dataworks Sub., Inc., a Minnesota corporation and a wholly-owned subsidiary of Dataworks ("Sub"), Dataworks and certain stockholders of DCD providing for the merger of Sub with and into Dataworks (the "Merger").

You have asked us to review the discussion of federal income tax issues contained in Datawork's Form S-4 Registration Statement filed in connection with the Merger (the "Registration Statement"). We have reviewed the discussion entitled "Certain Federal Income Tax Matters" contained in the Registration Statement and are of the opinion that, subject to the qualifications and limitations contained therein, such information fairly presents the current federal income tax law applicable to the Merger and the material federal tax consequences to Dataworks, Sub, DCD, the DCD stockholders and the Dataworks stockholders as a result of the Merger and insofar as it relates to statements of law or legal conclusions is correct in all material respects.

We consent to the reference to our firm under the caption "Certain Federal Income Tax Matters" included in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

COOLEY GODWARD CASTRO
HUDDLESON & TATUM


By: /s/ Susan Cooper Philpot
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        Susan Cooper Philpot